Exhibit 7

Computation of consolidated ratio of earnings to fixed charges

The following table sets out the calculation of the ratios of earnings to fixed charges (unaudited) for the periods indicated.

STATUTORY FIGURES

	(in millions of AUD except ratios)
	30-Sep	30-Sep	30-Sep	30-Sep	30-Sep
	2011	2010	2009	2008	2007

Profit before income tax	8,514	8,038	6,096	5,219	5,148
Add fixed charges	26,270	22,470	18,945	21,958	15,849
Less minority interest in subsidiaries that have not incurred fixed charges	(68)	(66)	(71)	(73)	(67)
Earnings before tax and fixed charges	34,716	30,442	24,970	27,104	20,930

Interest expense	26,102	22,309	18,800	21,859	15,762
Portion of rent estimated to represent interest expense	168	161	145	99	87
Fixed charges	26,270	22,470	18,945	21,958	15,849

Ratio of earnings to fixed charges	1.32	1.35	1.32	1.23	1.32